UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 3)*

Eagle Bancorp Montana, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

26942G100

(CUSIP Number)

Glacier Peak Capital LLC, 1300 114th Ave SE, Ste 220, Bellevue, WA 98004, 425-453-5010

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26942G100	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glacier Peak Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 321,090
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 321,090
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,090
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.87%
12.	TYPE OF REPORTING PERSON (see instructions) IA,PN

CUSIP No. 26942G100	13G	Page 2 of 4 Pages

Item 1.	(a)	Name of Issuer Eagle Bancorp Montana, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 1400 Prospect Avenue P.O Box 4999 Helena, MT 59604

Item 2.	(a)	Name of Person Filing Glacier Peak Capital LLC

	(b)	Address of the Principal Office or, if none, residence 1300 114th Ave SE, Ste 220 Bellevue, WA 98004

	(c)	Citizenship Glacier Peak Capital is a limited liability company located in Bellevue, WA USA

	(d)	Title of Class of Securities Common Stock, Par $.01

	(e)	CUSIP Number 26942G100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[x]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 26942G100	13G	Page 3 of 4 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		321,090
(b)	Percent of class:		5.87%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	321,090
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	321,090
	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

All of the shares of Common Stock set forth in Item 4 are owned by entities, client accounts or affiliate accounts managed and controlled by Glacier Peak Capital LLC or its wholly-owned subsidiary Fortis Capital Management LLC, which have sole ability to vote such shares. Glacier Peak Capital LLC is a registered investment advisor and General Partner of Glacier Peak U.S. Value Fund, L.P.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

CUSIP No. 26942G100	13G	Page 4 of 4 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Name of Registrant

By:	/s/ Michael Boroughs
Name:	Michael Boroughs
Title:	Chief Compliance Officer

Date:	2/13/2019